UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

CytomX Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

23284F105

(CUSIP Number)

October 14, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  23284F105

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1) Names of Reporting Persons. PFIZER INC.
I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170
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2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_|
(b) |_|
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3) SEC Use Only
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4) Citizenship or Place of Organization
Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 2,017,604 shares of Common Stock, $0.00001 par value per share ("Common Stock")
6. Shared Voting Power 0
7. Sole Dispositive Power 2,017,604 shares of Common Stock
8. Shared Dispositive Power 0

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9) Aggregate Amount Beneficially Owned by Each Reporting Person 2,017,604 shares of Common Stock
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) |_|
11) Percent of Class Represented by Amount in Item 9  5.6% (1)
12) Type of Reporting Person (See Instructions)   CO

ITEM 1.
(A) NAME OF ISSUER: CytomX Therapeutics, Inc.
(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
343 Oyster Point Blvd., Suite 100
South San Francisco, CA  94080

ITEM 2.
(A) NAME OF PERSONS FILING: PFIZER INC.
(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:
235 E. 42nd Street, New York, NY 10017
(C) CITIZENSHIP: DELAWARE, U.S.A.
(D) TITLE OF CLASS OF SECURITIES: COMMON STOCK
(E) CUSIP NUMBER:  23284F105
ITEM 3.
Not applicable.
ITEM 4. OWNERSHIP.
(a) Amount beneficially owned: 2,017,604 shares of Common Stock
(b) Percent of class: 5.6% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:  2,017,604 shares of Common Stock
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of:  2,017,604 shares of Common Stock
(iv) Shared power to dispose or to direct the disposition of:    0

(1) The ownership percentage of the Reporting Person has been calculated on the basis of 35,920,593 shares of Common Stock outstanding after the Issuer’s initial public offering and the concurrent private placement, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 8, 2015 and assuming the underwriters' option to purchase 1,000,000 additional shares was exercised in full.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2015

PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary